SECURITIE ... N

06003569

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 065208

SEC MAIL PROCESSING RECEIVED FEB 27 2006 WASH. D.C. 213 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 Falls of Neuse, Suite 390
(No. and Street)

Raleigh (City) NC (State) 27609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Paciorek (919) 850-0888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery, & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 18068 (Address) Raleigh (City) NC (State) 27619 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael A. Paciorek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Capital Markets, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public My Commission Expires 7·2·07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PINNACLE CAPITAL MARKETS, LLC

Consolidated Financial Statements
and Internal Control Report

December 31, 2005 and 2004

(With Independent Auditors' Report Theron)

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Members
Pinnacle Capital Markets, LLC:

We have audited the accompanying consolidated balance sheets of Pinnacle Capital Markets, LLC and subsidiary (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements, and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 1, 2006

PINNACLE CAPITAL MARKETS, LLC

Consolidated Balance Sheets

December 31, 2005 and 2004

Assets	2005	2004
Current assets:		
Cash and cash equivalents	$ 687,263	540,553
Accounts receivable - trade	586,854	465,529
Other receivables	32,712	16,632
Prepaid expenses	6,137	7,290
Total current assets	1,312,966	1,030,004
Property and equipment, net	20,413	15,539
Other assets	54,816	54,816
	$ 1,388,195	1,100,359
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	54,282	67,442
Accrued commissions and fees	475,099	328,487
Total current liabilities	529,381	395,929
Contingencies		
Members' equity	858,814	704,430
	$ 1,388,195	1,100,359

See accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC

Consolidated Statements of Income

Years ended December 31, 2005 and 2004

	2005	2004
Revenues	$ 6,298,460	4,423,548
Operating expenses:		
Commission and fees	3,428,634	2,385,224
Clearing fees	824,814	629,254
Technology	908,852	738,560
Salaries and wages	217,664	174,310
Professional fees	34,212	157,003
Office	46,110	47,689
Travel and entertainment	22,826	35,066
Regulatory fees and licenses	9,621	10,430
Rent	32,794	32,338
Insurance	22,958	16,734
Depreciation	3,291	3,291
Taxes	17,820	16,482
Legal settlement	75,000	-
Miscellaneous	15,810	26,652
	5,660,406	4,273,033
Income from operations	638,054	150,515
Interest income	2,407	7,068
Net income	$ 640,461	157,583

See accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC

Consolidated Statement of Changes in Members' Equity

Years ended December 31, 2005 and 2004

Members' equity, December 31, 2003	$ 523,900
Net income	157,583
Contributed capital	49,753
Withdrawals	(26,806)
Members' equity, December 31, 2004	704,430
Net income	640,461
Withdrawals	(486,077)
Members' equity, December 31, 2005	$ 858,814

See accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC

Consolidated Statements of Cash Flows

Years ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 640,461	157,583
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,291	3,291
Changes in operating assets and liabilities:		
Accounts receivable - trade	(121,325)	(454,529)
Other receivables	(16,080)	10,705
Prepaid expenses	1,153	(4,382)
Accounts payable	(13,160)	59,642
Accrued commissions and fees	146,612	326,987
Net cash provided by operating activities	640,952	99,297
Cash flows from investing activities - capital expenditures	(8,165)	(10,886)
Cash flows from financing activities:		
Members contributions	-	49,753
Members withdrawals	(486,077)	(26,806)
Net cash (used in) provided by financing activities	(486,077)	22,947
Net increase in cash and cash equivalents	146,710	111,358
Cash and cash equivalents, beginning of year	540,553	429,195
Cash and cash equivalents, end of year	$ 687,263	540,553

See accompanying notes to consolidated financial statements.

(1) Organization and Significant Accounting Policies

Organization

The Company was organized as Pinnacle Capital Markets, LLC (the "Company") under the laws of the state of North Carolina on September 30, 2003, to provide investment services to investors as a securities broker-dealer. The Company is licensed to operate in six states. Currently, the Company is only operating in North Carolina. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customer's security accounts nor does it perform custodial functions related to customer securities.

The Company's wholly-owned subsidiary, Pinnacle Capital Futures, LLC, is an introducing futures dealer which engages in offering electronic futures trading to its intended client base.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The accompanying financial statements include the accounts of Pinnacle Capital Markets, LLC and its wholly-owned subsidiary, Pinnacle Capital Futures, LLC, after elimination of all significant intercompany accounts and transactions.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2005 or 2004.

(1) Organization and Significant Accounting Policies, Continued

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are generally three to seven years.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes whereby its earnings and losses are included in the tax returns of the members. The financial statements, therefore, do not reflect a provision for income taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deposits in Excess of Federally Insured Limits

The Company had $587,263 and $300,333 on deposit with financial institutions in excess of federally insured limits as of December 31, 2005 and 2004, respectively. The Company considers these financial institutions to be of high credit quality.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005 and 2004, the calculated minimum net capital was $35,292 and $93,061, respectively. The Company had net capital, as defined, of $706,578 and $560,309 which was $670,866 and $467,248 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.75 and 0.71 to 1.

(3) Lease Commitments

The Company subleased office space for $2,908 per month until August 2005, at which time the Company signed a new lease directly with the agent. The new lease agreement expires November 1, 2008. The monthly lease payment is $3,635 with a scheduled annual increase of 3%. Additionally the lease provided a tenant incentive of two free months rent during 2005. The future payments on the non-cancelable operating lease are as follows:

Year ending December 31,	
2006	$ 43,838
2007	45,152
2008	38,563
	$ 127,553

(4) Property and Equipment

Property and equipment consist of the following:

	2005	2004
Computer equipment	$ 19,978	11,998
Office equipment	991	991
Office furniture	6,026	5,841
	26,995	18,830
Less accumulated depreciation	(6,582)	(3,291)
	$ 20,413	15,539

(5) Contingencies

The Company was a defendant in a lawsuit filed by a former business associate of the Company's members. The suit asked for actual and punitive damages in excess of $1,000,000 for various acts of breach of contract and misappropriation of certain trade secrets. The Company believed the suit was completely without merit; however, the lawsuit was settled in 2005 for $75,000 in order to avoid protracted legal costs.

PINNACLE CAPITAL MARKETS, LLC

Supplemental Schedules of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005 and 2004

		2005	2004
Total assets	$	1,388,195	1,100,359
Deduct: Aggregate indebtedness		(529,381)	(395,929)
Net equity		858,814	704,430
Add: Excluded indebtedness		-	-
Add: Subordinated liabilities		-	-
Deduct: Non-liquid assets		(112,898)	(91,254)
Deduct: non-allowable ownership equity		(39,758)	(52,867)
Deduct: Securities haircuts		-	-
Net capital	$	706,158	560,309
Capital requirements:			
Broker-dealer	$	35,292	93,061
Net capital in excess of requirements		670,866	467,248
Net capital as above	$	706,158	560,309
Net capital per December 31 Focus report (unaudited)	$	706,158	540,168
Adjustments		-	20,141
Adjusted net capital, December 31	$	706,158	560,309

PINNACLE CAPITAL MARKETS, LLC

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2005 and 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Members
Pinnacle Capital Markets, LLC:

In planning and performing our audits of the consolidated financial statements of Pinnacle Capital Markets, LLC (the "Company") and subsidiary for the years ended December 31, 2005 and 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedure referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of the Company for the year ended December 31, 2005, and this report does not affect our report dated February 1, 2006

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties, such as processing of cash receipts, cash disbursements and payroll. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2005 and 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 1, 2006